

Ronald Christopher · 3rd

Accomplished senior manager with broad business knowledge and experience in operations, law and investment banking.

Jersey City, New Jersey · 268 connections · **Contact info**

 **J.P. Morgan**

 **The Wharton School**

Experience



Executive Director
J.P. Morgan
Sep 2012 – Aug 2016 · 4 yrs
New York, New York



Vice President
Goldman Sachs
Mar 2006 – Sep 2011 · 5 yrs 7 mos

Corporate Attorney
Axiom Legal
Jan 2004 – May 2006 · 2 yrs 5 mos



Investment Banking Associate
Morgan Stanley
Dec 1995 – Jan 1999 · 3 yrs 2 mos



Corporate Attorney
Chadbourne & Parke LLP

Sep 1989 – Mar 1994 · 4 yrs 7 mos

Education



The Wharton School
MBA, Finance, Operations (Dual degree)

1994 – 1996



Harvard Law School
Juris Doctorate, Law

1986 – 1989



Savannah State University
Bachelor of Arts, History

1983 – 1986



